Filed by Telewest Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities and Exchange Act of 1934

Subject Company: Telewest Global, Inc.

Commission File No. of Telewest Global, Inc.: 000-50886

This filing consists of certain communications made in connection with the announcement of an Amended and Restated Agreement and Plan of Merger, dated as of December 14, 2005, as amended by Amendment No. 1 thereto, among Telewest Global, Inc., NTL Incorporated, Neptune Bridge Borrower LLC, a direct wholly owned subsidiary of Telewest Global, Inc., and, for certain limited purposes, Merger Sub Inc., a wholly owned subsidiary of NTL Incorporated.

NTL AND TELEWEST SET STOCKHOLDER VOTE FOR MARCH 2, 2006

•                  Companies set record date of January 12, 2006

•                  Joint proxy statement and prospectus to be mailed to stockholders beginning today

•                  Companies anticipate combination will be completed in March 2006

London, United Kingdom, January 31, 2006 — NTL Incorporated (NASDAQ: NTLI) and Telewest Global, Inc. (NASDAQ: TLWT) are pleased to announce that they will each hold special meetings of their respective stockholders on March 2, 2006 in New York City in connection with the proposed combination of the two companies.

In addition, NTL and Telewest announce that they have filed with the Securities and Exchange Commission (the “SEC”) a definitive Schedule 14A and an amended registration statement on Form S-4, respectively, that include a joint proxy statement and prospectus in connection with the proposed combination.  The registration statement, which registers the shares of Telewest stock to be issued in connection with the closing of the combination, has been declared effective by the SEC, allowing the distribution of the proxy materials to NTL and Telewest stockholders to commence.  NTL and Telewest each anticipates that it will begin mailing the joint proxy statement and prospectus, together with certain proxy materials, today to its stockholders of record as of January 12, 2006.

The special meeting of Telewest’s stockholders will be held at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, Midtown Conference Center, 375 Park Avenue, Suite 3708, New York, NY 10152 at 9:00 a.m. (EST), and the special meeting of NTL’s stockholders will be held at the same location at 10:00 a.m. (EST).  The combination is subject to the approval by NTL’s stockholders of the adoption of the merger agreement, the approval by Telewest’s stockholders of an amendment to Telewest’s certificate of incorporation to effect a reclassification of its common stock in connection with the combination and the approval of Telewest’s stockholders of the issuance of Telewest common stock in the transaction, as well as the satisfaction of certain other closing conditions, in each case as described in more detail in the joint proxy statement and prospectus.

NTL and Telewest anticipate that the combination will be completed in March 2006.

Notes to Editors:

About NTL

•                  NTL Incorporated offers a wide range of communications and content distribution services to residential and business customers throughout the UK.

•                  NTL Incorporated is the UK’s largest cable company with 3.3 million residential customers, and the UK’s leading supplier of broadband services to consumers, with 1.6 million broadband customers.

•                  NTL Incorporated’s network can service 7.9 million homes in the UK.

•                  Information on NTL Incorporated and its products can be obtained at www.ntl.com.

About Telewest

Telewest Global, Inc., the broadband communications and media group, currently passes and markets to 4.7 million homes and provides multi-channel television, telephone and internet services to 1.8 million residential customers and Telewest Business, the company’s business division, supplies broadband communications to the public and private sector markets. Its content division, Flextech, is the BBC’s partner in UKTV. For further information go to http://mediacentre.telewest.co.uk/.

Contacts:

NTL Investors:

Brian Schaffer: +1 212 739 6724 / brian.schaffer@ntl.com

NTL Media:

Justine Smith, +44 (0)7966 421 991 / justine.smith@ntl.com

Buchanan Communications:

Richard Oldworth/Jeremy Garcia, +44 (0) 207 466 5000

Telewest Investors:

Richard Williams, +44 20 7299 5479 / richard_williams@flextech.co.uk

Telewest Media:
Kirstine Cox: +44 (0)20 7299 5115 / kirstine_cox@flextech.co.uk

Brunswick:

Nick Claydon: +44 (0)20 7404 5959 / nclaydon@brunswickgroup.com

* * * * * * * *

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NTL Incorporated (“ntl”) and Telewest Global, Inc. (“Telewest”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Telewest’s or ntl’s future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed transaction, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K reports and our joint proxy statement / prospectus relating to the proposed merger and related transactions.  For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Additional Information and Where to Find it

This press announcement may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest or any related transaction. In connection with the proposed merger and related transactions, ntl and Telewest have filed a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED TRANSACTIONS. The final joint proxy statement / prospectus is being mailed to stockholders of ntl and Telewest on or about January 31, 2006. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, and other documents filed by ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, and each company’s other filings with the SEC, may also be obtained from the respective companies. Free copies of ntl’s filings may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations.  Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favor of the merger and related transactions. Information regarding ntl’s directors and executive officers is available in ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants is included in the joint proxy statement / prospectus.